SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

September 10, 2013

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

10 September 2013

Smith & Nephew plc announces that it was today informed of the following transactions by directors or persons discharging managerial responsibilities ("PDMRs"):

Vesting on 9 September 2013 of Performance Share Awards granted under the Smith & Nephew Global Share Plan 2010 on 9 September 2010.

Name of PDMR	Number of Ordinary Shares or ADS acquired	Number of Ordinary Shares or ADS sold	Total Ordinary Shares or ADS held following notification
John Campo	2,254 ADS	926 ADS	106,581 Ordinary Shares (including 20,387 held as ADS)
Michael Frazzette	2,301 ADS	821 ADS	21,964 ADS
R Gordon Howe	1,855 ADS	1,855 ADS	14,834 ADS
Roger Teasdale	9,967 Ordinary Shares	4,702 Ordinary Shares	71,195 Ordinary Shares

Notes:

  1)        As announced on 12 February 2013, 74% of the Performance Share Awards made on 9 September 2010 lapsed following completion of the performance period.

  2)        The market value on 9 September 2013 of Ordinary Shares and ADS was 759.6629p per share and US$60.1918 per ADS respectively.

  3)        The Ordinary Shares were released and sold on 9 September 2013 in London, UK.  The ADS were released and sold on 9 September 2013 in New York, USA.

  4)        One ADS is the equivalent of five Ordinary Shares of US$.20 each.

  5)        The percentage of issued share capital acquired, disposed and held following notification are all under 0.01% of the total issued share capital of the Company.

  6)        This announcement is made in accordance with the requirements of DTR 3.1.2 R(1)(a).

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc
Tel: +44 (0)20 7401 7646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: September 10, 2013

By: /s/ Susan Swabey
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Susan Swabey
Company Secretary